

March 7, 2011

By U.S. Mail and Facsimile to

J. Tyler Haahr
Chief Executive Officer
Meta Financial Group, Inc.
121 East Fifth Street
Storm Lake, Iowa 50588

Re: Meta Financial Group, Inc.
        Form 10-K for the Fiscal Year Ended September 30, 2010
        Form 10-Q for the Quarterly Period Ended December 31, 2010
        Filed February 7, 2011
        File No. 0-22140

Dear Mr. Haahr:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments

Form 10-Q filed for the Quarterly Period Ended December 31, 2010

Condensed Consolidated Statements of Operations, page 2

1. We note the intangible assets within your non-interest expense include amortization of intangibles and impairment of goodwill. Please revise your future filings to disaggregate your goodwill impairment (here and in your statements of cash flow), and label it as such within each financial statement.

Notes to Condensed Consolidated Financial Statements

Note 2. Credit Disclosures, page 7

2. We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

3. We note your impaired loan tables (on pages 7 and 13) do not include loans with a specific valuation allowance. Please tell how this meets the disclosure requirements in paragraph 310-10-50-15 of ASU 2010-20. Please advise and revise your future filings as necessary.

Note 6. Commitments and Contingencies

Legal Proceedings, page 17

4. ASC Subtopic 450-20 (SFAS 5) requires you to establish accruals for litigation and other contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. When a loss is not both probable and estimable, an accrual is not recorded, but disclosure of the contingency is required to be made when there is at least a reasonable possibility that a loss or an additional loss has been incurred. The disclosure should indicate the nature of the contingency and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please address these disclosures in your response in addition to revising your future filings to ensure that all disclosures have been specifically addressed.

Note 12. OTS Supervisory Directive and Related Matters, page 25

5. See our comment above under Legal Proceedings and revise your future filings to ensure you provide the disclosures required by ASC 450.

6. We note that you will be required to reimburse iAdvance customers under the OTS directive. We further note that you originated $415 million of iAdvance loans in the fiscal year 2010. Please tell us and revise your disclosures in future filings, to disclose the amount of iAdvance loans originated, and the related customers obtained, in each reporting period which will be subject to or fall under the OTS directive.

7. Further, we note that a significant percentage of these iAdvance loans, which are classified within the "Non Real Estate – Consumer Loans" category, have been and continue to be sold without recourse. Tell us how the decisions reached by the OTS will impact any aspect of the terms and conditions of any previous loans sold by the Company under the programs affected. We may have further comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

8. We note the announcement by NetSpend in January of 2011 of the signing of a multi-year agreement pursuant to which a different financial institution will serve as a new issuing bank for both new and existing card programs for which NetSpend serves as program manager and processor. Tell us, and disclose in future filings, the expected impact this agreement will have on the financial position, operating results, cash flows, and liquidity needs of the Company. In your response, also address whether cardholders will continue to use current or obtain newly issued cards through MetaBank or if they will they be required to utilize other financial institutions.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief